Exhibit 21.1

Subsidiaries of Callon Petroleum Company

Name	State of Incorporation

Callon Entrada Company	Delaware

Callon Offshore Production, Inc.	Mississippi

Callon Petroleum Operating Company	Delaware

Mississippi Marketing, Inc.	Mississippi